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          Our opinions expressed below are limited to the law of the State of
New York, the General Corporation Law of the State of Delaware and the Federal law of the United States, and we do not express any opinion herein concerning any other law.

          Based on the foregoing, and having regard for such legal considerations as we deem relevant, we are of the opinion that when the issuance of the Securities has been duly authorized by the Company, when the Purchase Agreements have been duly authorized, executed and delivered by the parties thereto and when the Securities have been issued and sold to the Underwriters by the Company pursuant to the Purchase Agreements, the Securities will be validly issued, fully paid and non-assessable.

          We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

                                                      Very truly yours,




                                                      Shearman & Sterling